EXHIBIT 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
NYSE: SA
March 29, 2017

Seabridge Gold Announces $14.3 Million Bought Deal Offering of Common Shares

and a Concurrent $20.0 Million Bought Deal Offering of Flow-Through Shares

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the “Company” or “Seabridge”) announced today that it has entered into an agreement with a syndicate of underwriters co-led by Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation (the “Underwriters”) whereby the Underwriters have agreed to purchase, on a bought deal basis, one million common shares of the Company (the “Common Shares” comprising the “Common Share Offering”). Both Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation are acting as joint-bookrunners for the Common Share Offering. All monetary references are in Canadian dollars.

The Underwriters have agreed to purchase, on a bought deal basis, one million Common Shares at a price of $14.30 per Common Share for gross proceeds of $14,300,000. In addition, the Company will grant the Underwriters an option to purchase from the Company up to an additional 100,000 Common Shares at the same price as is applicable to the Common Share Offering. The option is exercisable at any time for a period of 30 days after and including the closing date of the Common Share Offering.

The Company intends to use the net proceeds from the Common Share Offering to continue to advance the Company’s KSM and Iskut Projects and for general corporate purposes.

The Company also announced today that the underwriters have agreed to purchase, on a bought deal private placement basis, one million flow-through common shares of the Company (the “Flow-Through Shares” comprising the “Flow-Through Share Offering”) at a price of $20.00 per Flow-Through Share for gross proceeds of $20,000,000. In addition, the Company will grant the Underwriters an option to purchase from the Company up to an additional 100,000 Flow-Through Shares at the same price as is applicable to the Flow-Through Share Offering. The option is exercisable up to one week prior to the closing date of the Flow-Through Share Offering.

The gross proceeds from the Flow-Through Share Offering will be used to fund the 2017 exploration program at the Company's KSM and Iskut projects in Northwestern British Columbia, Canada.

The Common Share Offering as well as the Flow-Through Share Offering are expected to close on or about April 27, 2017. Both the Common Share Offering and Flow-Through Share Offering are subject to customary closing conditions including, but not limited to, the listing of the Common Shares and Flow-Through Shares on the TSX and the New York Stock Exchange (“NYSE”) and the receipt of all necessary approvals, including the approval of the TSX and the NYSE.

The Common Shares will be offered in Canada pursuant to a short form prospectus, and will be offered in the United States under a registration statement on Form F-10 registering the Common Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) pursuant to the Multi-Jurisdictional Disclosure System (the “MJDS”). The Common Shares and Flow-Through Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

A registration statement on Form F-10 relating to the Common Share Offering has been filed with the United States Securities and Exchange Commission (“SEC”) but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any Common Shares, nor shall there be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction. The Common Shares have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the prospectus or the registration statement.

This press release does not and shall not constitute an offer to sell or a solicitation of an offer to buy the Flow-Through Shares in the United States. The Flow-Through Shares have not been and will not be registered under the Securities Act, or any state securities laws and may not be offered or sold within the United States absent registration or unless an exemption from registration is available.

The preliminary short form prospectus relating to the Common Share Offering is available on SEDAR at www.sedar.com. The registration statement on Form F-10, including the U.S. form of the preliminary short form prospectus relating to the Common Share Offering, is available on the SEC’s website at www.sec.gov. Alternatively, a written prospectus relating to the Common Share Offering may be obtained upon request by contacting Canaccord Genuity Corp. or Cantor Fitzgerald Canada Corporation under the following addresses:

Canaccord Genuity Corp.

Attention: Syndication

Brookfield Place, 161 Bay Street

Suite 3100, P.O. Box 516

Toronto, ON M5J 2S1

Email: ecm@canaccordgenuity.com

Cantor Fitzgerald Canada Corporation

Attention: Equity Capital Markets

181 University Avenue, Suite 1500

Toronto, ON M5H 3M7

Email: ecmcanada@cantor.com

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are "forward-looking information" within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the Flow-Through Share Offering and the Common Share Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2016 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

/s/Rudi Fronk
Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email: info@seabridgegold.net